CARBON 612 CORPORATION

200 Old Country Road, Suite 610

Mineola, NY 11501-4241

August 5, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Carbon 612 Corporation

Registration Statement on Form 10

Amended July 28, 2011

File No. 000-53882

Ladies and Gentlemen:

We are writing in response to your letter of August 4, 2011 regarding the above-referenced filings of Carbon 612 Corporation (the “Company”, “we”, “us” or “our”). Each Staff comment and our response are below.

Overview, page 4

1.

Please tell us the reason for the deletion from the last line on page 4.

Response:

The line was inadvertently deleted and has been reinstated.

Certain Relationships and Related Transactions…, page 26

2.

Please reconcile your revised disclosure on pages 27 and 28 with the table in Note 3 on page F-11.

Response:

The table on page F-11 has been revised.

The amounts on revised page F-11 correspond to the amounts on pages 27 and 28 as follows:

Salary allocation of $69,296 on page F-11 corresponds to the following amounts on pages 27-28: $21,980 wage allocation for Q1 2010  + $10,702 wage allocation for Q2 2010 + $12,291 wage allocation for Q3 2010 + $24,323 wage allocation for Q4 2010.

Allocations under services agreement on page F-11 of $12,500 corresponds to the following amounts on pages 27-28:

allocation of $7,500 under Services Agreement for Q2 2010 + allocation of $5,000 under Services Agreement for Q4 2010

Repayments to parent of $96,530 on page F-11 correspond to the following amounts on pages 27 and 28:

$21,980 on 5/4/10 + $30,349 on 5/4/10 + $22,000 on 5/4/10 + $10,702 on 9/7/10 + $7,500 on  9/7/10  + $2,500 on 9/17/10 + $1,500 on 10/1/10 ($1 difference is due to rounding error).

Loans from parent of $78,349 on page F-11 corresponds to the following amounts on pages 27 and 28:

$52,349 on 8/5/10 + $15,000 on 10/8/10 + $5,000 on 11/4/10 + $6,000 on 12/31/10

Carbon 612 Corporation hereby acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Carbon 612 Corporation

By:  /s/ Ezra Green

      Ezra Green, CEO

cc: Jeff Cahlon -- Sichenzia Ross Friedman Ference LLP

2